Mail Stop 3561

May 23, 2007

Mr. Philip J. Schoonover
President and Chief Executive Officer
Circuit City Stores, Inc.
9950 Maryland Drive
Richmond, Virginia 23233

> **Re:** **Circuit City Stores, Inc.**
> **Form 10-K for Fiscal Year Ended February 28, 2006**
> **Filed May 15, 2006**
> **Form 10-Q for Fiscal Quarter Ended November 30, 2006**
> **Filed January 5, 2007**
> **Form 8-K Filed March 29, 2007**
> **Form 8-K Filed April 4, 2007**
> **File No. 1-5767**

Dear Mr. Schoonover:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William Thompson
Branch Chief